Exhibit 99.1

JOYY Inc. Announces Additional Quarterly Cash Dividend

GUANGZHOU, China, November 20, 2020 – JOYY Inc. (Nasdaq: YY) (“JOYY” or the “Company”), a global video-based social media platform, today announced that, in order to further demonstrate the Company’s solid cash balance and the ability to consistently generate strong cash flow, in addition to the quarterly dividend policy previously approved by the Company’s board of directors in August 2020, the Company’s board of directors approved an additional quarterly dividend policy for the next three years commencing immediately. Under such policy, the total cash dividend amount expected to be paid will be approximately US$200.0 million and quarterly dividend will be set at a fixed amount of approximately US$16.67 million in each fiscal quarter. The board of directors has accordingly declared a dividend of US$0.20 per ADS, or US$0.0100 per common share, which is expected to be paid on December 23, 2020 to shareholders of record as of the close of business on December 11, 2020. The ex-dividend date will be December 10, 2020. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular quarter, depending on the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Aggregating such quarterly cash dividend under this newly adopted quarterly dividend policy with the quarterly cash dividend announced on November 16, 2020, the Company’s board of directors has declared a cash dividend in the aggregate amount of US$0.51 per ADS, or US$0.0255 per common share, for the third quarter of 2020. The aggregate amount of cash dividends to be paid on December 23, 2020 to shareholders of record as of the close of business on December 11, 2020 is approximately US$41.67 million, which will be funded by surplus cash on the Company’s balance sheet.

About JOYY Inc.

JOYY Inc. is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. JOYY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. JOYY owns BIGO, a fast-growing global tech company headquartered in Singapore. BIGO owns several popular video based social platforms including BIGO live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; and video communication service and others. JOYY has created an online community for global video and live streaming users. JOYY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to JOYY’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact
JOYY Inc.
Jane Xie/Maggie Yan
Tel: +86 (20) 8212-0000
Email: IR@YY.com

ICR, Inc.
Jack Wang
Tel: +1 (646) 915-1611
Email: IR@YY.com